ABN 85 004 820 419	Level 12, IBM Centre	Tel +61 (0)3 8699 2600
GPO Box 5411, Melbourne	60 City Road, Southbank	Fax +61 (0)3 8699 2699
Victoria 3001 Australia	Victoria 3006 Australia	Email info@aluminalimited.com

8 September 2014

Ms Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities & Exchange Commission

100 F Street, NE

WASHINGTON DC 20549-4628

Dear Ms Jenkins

ALUMINA LIMITED

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

FILED APRIL 28, 2014

FILE NO. 001-10375

We are writing to you in response to your letter dated July 29, 2014. In relation to the queries, we comment as follows:

Form 20-F for the Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects, page 40

Production Costs, page 44

1.	We note you disclose “earnings before interest, tax, depreciation and amortization margin was $45 per tonne of alumina produced in 2013”. Please provide the required disclosures regarding this non-GAAP measure to comply with Item 10(e) of Regulation S-B or tell us why you believe this guidance does not apply to you.

Issuer Response:

The disclosure of “EBITDA margin of $45 per tonne of alumina produced in 2013” is calculated in a consistent manner with Alcoa’s Alumina Adjusted EBITDA per tonne produced as disclosed in Alcoa Inc’s 2013 annual report. AWAC’s alumina production represents approximately 95% of Alcoa Inc’s alumina sector production.

The Company acknowledges that inclusion of the non-GAAP measure requires a specific level of disclosure and will work with Alcoa Inc to ensure that these disclosures are included in future annual filings.

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2013 Performance compared to 2012, page 46

Share of net loss of associates using the equity method, page 46

2.	We note you included a reversal of $30.2 million of goodwill impairment to adjust for differences between US GAAP and IFRS prior to recording your share of the net losses of your investment in AWAC. Please tell us why you reversed the impairment loss in determining the results of AWAC under IFRS, describing the testing you performed under both IFRS and US GAAP that led to the reversal.

Issuer Response:

The goodwill impairment related to the 2000 acquisition of Eastern Aluminium Ltd (Eastern) by Alcoa of Australia (AofA), an AWAC company. The Eastern acquisition accounting was performed under the Australian GAAP (AGAAP) requirements prevailing prior to transition to IFRS (2005). On transition from AGAAP to IFRS, AofA made a decision not to re-open the accounting for historical business combinations. AASB 3 was applied prospectively, which was appropriate on conversion to IFRS.

As a result of a difference between AGAAP and US GAAP in the approach to recognising deferred taxes on acquisition, goodwill of $30.2 million was recognised by AWAC in relation to the Eastern acquisition under US GAAP which was never recognised under AGAAP, or on transition to IFRS. Therefore, the related goodwill impairment charge of $30.2 million recognised by AWAC under US GAAP was reversed by Alumina Limited for IFRS reporting purposes.

Financial Statements of Alcoa World Alumina and Chemicals for the Year Ended December 31, 2013

Note A. Summary of Significant Accounting Policies, page F-46

Mineral Rights, page F-51

3.	We note your disclosure states that “the acquisition costs of land and mineral rights are amortized as the bauxite is produced based on the level of minable tons determined at the time of purchase.” Please clarify whether Alcoa World Alumina and Chemicals (“AWAC”) is utilizing a unit-of-production method to amortize its mineral rights and explain the meaning of “minable tons.” In this regard, please identify whether proven and probable reserves or some other level of resources are used in the amortization base. In addition, please tell us whether the amortization base is adjusted over time as a result of production and revisions to the estimates of mineral reserves.

Issuer Response:

AWAC recognises mineral rights upon specific acquisition of land that include such underlying rights, primarily in Jamaica. The underlying bauxite reserves are known at the time of purchase based on associated drilling and analysis and are considered to be proven reserves and therefore acquisition costs of land and mineral rights are amortised based on this level of reserves using a unit of production method. To the extent there are significant future variations, the amortization base would be adjusted.

The estimates of underlying bauxite reserves at the time of the purchase are sufficiently reliable to warrant their use in amortisation calculations. As these reserves were exploited, no significant variation or fluctuation in the amount of expected vs. actual production occurred and no significant adjustments to the estimates of underlying bauxite reserves were made.

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In general AWAC does not purchase mineral rights for bauxite in this fashion. In most cases, AWAC has mining concessions and pays for mineral rights on a royalty basis.

Minable tons is defined as the amount of tons capable of being mined under current mining technology and environmental and legal restrictions, rules and regulations.

The Company will enhance the disclosures in relation to this accounting policy in future filings.

Deferred Mining Costs, page F-52

4.	We note that you include costs related to the removal of overburden in your deferred mining costs. Your disclosures also indicate that your deferred mining costs “relate to sections of the related mines where AWAC is either currently extracting bauxite or is preparing for production in the near term.” Please clarify whether costs related to the removal of overburden after the mine has commenced production are being capitalized as deferred mining costs. Refer to FASB ASC Section 930-330-25.

Issuer Response:

Deferred mining costs relate to development costs to prepare a mine for the next phase of its life cycle. Such costs include the development stage of overburden removal. After the mine has commenced production, costs related to the removal of overburden are included in the costs of the inventory produced. The Company will enhance the disclosures to clarify this in future filings.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully

/s/ Chris Thiris
CHRIS THIRIS
CHIEF FINANCIAL OFFICER

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